Trinity Mirror plc

12g3-2(b)

06014079

22 May 2006

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
JUN 05 2006
WASH., D.C. 190 SECTION

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

SUPPL

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the above number, if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

Josefina Tallqvist

PROCESSED
JUN 06 2006
THOMSON
FINANCIAL

Encs.

dlw 6/6

CFD-#3634161-v1

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com

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Announcement Details

Company Name	Trinity Mirror PLC
Category	Director/PDMR Shareholding
Headline	Director/PDMR Shareholding
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

The Company has today received notification under DR 3.1.4R(1)(a) and (b) that on 22 May 2006 Paul Vickers, its Group Legal Director and Company Secretary, exercised options over 3,009 10p Ordinary Shares at an option price of £3.14. This exercise took place as a result of the maturity of a 3 year savings contract under the Trinity Mirror Savings Related Share Option Scheme.

He has retained these shares and his total holding following this notification, including deposited shares held within the Company's LTIP is 41,559 which represents less than 0.01% of the Company's issued share capital.

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Announcement Details

Company Name	Trinity Mirror PLC
Category	Director/PDMR Shareholding
Headline	Director/PDMR Shareholding
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

Trinity Mirror plc ("the Company") - Directors' Dealing

The Company announces that Gary Hoffman, a non-executive director, has notified the Company that he has today purchased 12,000 shares in the Company at 500.5p per share.

DR 3.1.4 R(1) information in relation to Gary Hoffman:

(1) Notification in accordance with both DR 3.1.4R(1)(a) and (b);
(2) Name of Director: Gary Hoffman;
(3) This interest is beneficial;
(4) 10p Ordinary Shares;
(5) Price per share: 500.5p;
(6) Resulting holding; 12,000 (less than 0.01%);

Contact name at Company:

Paul Vickers
Company Secretary Tel: 020 7293 3358

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